 Stream Communications Network & Media Inc.

Consolidated Financial Statements

For the year ended December 31, 2005

Auditors' Report

To the Shareholders of

Stream Communications Network & Media Inc.

We have audited the consolidated balance sheets of Stream Communications Network & Media Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

March 27, 2006

Stream Communications Network & Media Inc.

 Consolidated Balance Sheets

 (in Canadian dollars)

	December 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 439,937	$ 640,308
Accounts receivable - net (note 4)	293,898	267,020
Inventory	8,459	6,781
Prepaid expenses and advances	75,035	56,552
	817,329	970,661

Property, plant and equipment (note 5)	9,367,012	10,243,982
Intangibles - (note 6)	2,927,767	2,916,444

	$ 13,112,108	$ 14,131,087
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 2,565,017	$ 2,062,001
Accounts payable pertaining to financing costs	477,113	1,002,709
Corporation income taxes payable	11,577	-
Deferred revenue	15,430	-
Loans payable and leasing contracts - current portion (note 7)	300,366	751,530
	3,369,503	3,816,240
Long-term Liabilities
Loans payable and leasing contracts - (note 7)	4,873,760	5,051,009
	8,243,263	8,867,249
Non-controlling interest	690,678	710,445
	8,933,941	9,577,694
SHAREHOLDERS' EQUITY
Capital stock	-
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 9)	41,129,499	36,005,421
Contributed surplus (note 9e)	2,877,474	2,167,551
Private placement subscriptions	291,455	-
Warrants (note 9f)	2,439,684	2,025,447
Cumulative translation account (note 8)	(158,859)	944,701
Deficit	(42,401,086)	(36,589,727)
	4,178,167	4,553,393
	$ 13,112,108	$ 14,131,087

Contingency (note 13)

Subsequent events (note 15)

   "Iwona Kozak"

     "Casey Forward"

President

Chief Financial Officer

 Stream Communications Network & Media Inc.

 Consolidated Statements of Operations and Deficit

 (in Canadian dollars)

	For the year ended December 31, 2005	For the year ended December 31, 2004

Revenues	$ 5,826,112	$ 4,415,461
Expenses
Administration and services	1,154,785	913,510
Interest, long-term	312,918	322,224
Interest, short-term	218,822	71,972
Investor relations	1,498,363	142,947
Legal and accounting	388,531	305,967
Occupancy costs	496,390	342,202
Programming	1,092,913	899,438
Sales and marketing	219,861	207,241
Stock-based compensation	873,983	2,071,510
Travel and automotive	329,712	217,483
Wages for ongoing operations	2,319,329	1,613,005
	8,905,607	7,107,499
Loss before undernoted items	(3,079,495)	(2,692,038)

Amortization of property, plant and equipment	911,346	719,171
Amortization of intangibles	1,738,793	678,933
	2,650,139	1,398,104
Loss before other items	(5,729,634)	(4,090,142)
Other items
Interest income	30,232	18,446
Recovery of IPO costs	525,596	-
Financing expenses	(540,987)	(1,423,157)
Content development	-	(1,481,904)
Foreign exchange gain (loss)	(69,605)	415,411
	(54,764)	(2,471,204)
Loss before non-controlling interest	(5,784,398)	(6,561,346)
Non-controlling interest	(11,805)	(3,369)
	(5,796,203)	(6,564,715)
Provision for income taxes (note 11)	(15,156)	-
Net loss for the year	(5,811,359)	(6,564,715)
Deficit, beginning of year	(36,589,727)	(30,025,012)
Deficit, end of year	$ (42,401,086)	$ (36,589,727)
Loss per share, basic and diluted
Loss per share	$ (0.14)	$ (0.22)

Weighted average number of shares
Basic and diluted	42,953,922	30,027,489

Stream Communications Network & Media Inc.

Consolidated Statements of Cash Flows

(in Canadian dollars)

	For the year ended December 31, 2005	For the year ended December 31, 2004

Operating Activities
Net loss for the year	$ (5,811,359)	$ (6,564,715)
Items not involving cash
Amortization	2,650,139	1,398,104
Unrealized foreign exchange	232,014	(243,842)
Stock-based compensation	873,983	2,071,510
Issuance of shares for business development	-	1,969,461
Issuance of shares for services and financial expenses	1,057,573	826,505
Non-controlling interest	(11,805)	(3,369)
Change in non-cash working capital
Accounts receivable	(215,744)	(26,913)
Inventory	(2,436)	2,914
Prepaid expenses and advances	(27,742)	31,407
Accounts payable and accrued liabilities	555,777	(1,652,247)
Corporation income taxes	11,577	-
Deferred revenue	15,430	-
Net cash provided (used) by operating activities	(672,593)	(2,191,185)

Financing Activities
Issuance of shares and warrants for cash	3,018,162	-
Subscriptions received for private placements to be issued	291,455	-
Proceeds from loans and leasing contracts	210,190	-
Proceeds from (repayment of) Quest loan	(650,000)	650,000
Repayment of loans and leasing contracts	(86,138)	4,918,760
Net cash provided by financing activities	2,783,669	5,568,760

Investing Activities
Purchase of property, plant and equipment	(1,729,926)	(2,226,804)
Acquisition of subsidiaries, net of cash acquired	(646,289)	(1,000,050)
Net cash used in investing activities	(2,376,215)	(3,226,854)

Foreign exchange effect on cash and cash equivalents	64,768	282,229

Change in cash and cash equivalents	(200,371)	432,950

Cash and cash equivalents at beginning of year	640,308	207,358

Cash and cash equivalents at end of year	$ 439,937	$ 640,308

Supplemental cash flow information (note 14)

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

1.

NATURE OF OPERATIONS & GOING CONCERN

Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access in the country of Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has recurring operating losses, an accumulated deficit of $42,401,086 and negative working capital of $2,552,174 at December 31, 2005. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects. Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

		Percentage ownership
	Country of Incorporation	December 31, 2005	December 31, 2004
EES Waste solutions Limited	Cyprus	100.0%	100.0%
Stream Communications Sp. z o.o. ("Stream Sp.")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat")	Poland	100.0%	100.0%
IEWS S.A.	Poland	100.0%	100.0%
Streamline Media Sp. z.o.o. ("Streamline") - (formerly Polvoice.com Sp. z o.o.)	Poland	100.0%	100.0%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
ASK Stream Sp. z o.o. ("Ask") (note 3)	Poland	60.0%	60.0%
Vega Sp. z o.o.("Vega") (note 3)	Poland	100.0%	98.0%

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of accounts receivable; property, plant and equipment; intangibles, stock-based compensation; accounts payable and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates, and it is reasonably possible, based on existing knowledge that changes in future conditions in the near term could require a material change in the recognized amount.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

Inventory

Inventory is stated at the lower cost or market.

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles

20% - 30%

Computer software

20% - 100%

Cable television network equipment and conduit

4.5% - 45%

Furniture, fixtures and equipment

20% - 30%

Plant construction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.

Revenue recognition

Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are minimal and are recorded as revenue when charged. If this policy should change the Company will limit initial hook-up revenue to the extent of direct selling costs and amortize the remainder over the estimated period that subscribers are expected to remain connected to the network.

Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

The exchange rate of the Polish zloty to the Canadian dollar at December 31, 2004 was 2.4898 as compared to 2.8033 at December 31, 2005. The Company follows the current rate method translating balance sheet items at the current rate. Accordingly balances at December 31, 2004 in Polish zloty are reduced by 12.6% in terms of Canadian dollars at December 31, 2005.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards.  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Acquisitions, intangible assets and goodwill

All business combinations use the purchase method of accounting.  Also, the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  The Company performed an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level. Based on the existing structure and geographical location the reporting unit is the operations in Poland.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

The Company has evaluated its existing intangible assets and concluded that no provisions for impairment were required. The subscriber base is amortized using the straight-line method at a rate of 20% for the current year.

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.

ACQUISITIONS

(a)  The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004,  after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

At the time of acquisition the fair value of the assets and liabilities of ASK were:

Cash and cash equivalents	$ 122,027
Accounts receivable	36,543
Property, plant and equipment	113,740
Intangible assets (subscriber base)	92,622
Accounts payable and accrued liabilities	(94,856)
Minority interest	(67,768)
Purchase price	$ 202,308

Consideration paid in cash	$ 202,308

(b)  The Company has completed the acquisition of 100% of Vega. The acquisition was accounted for by the purchase method.  The Company acquired 98% of Vega on October 2, 2004, after which the operations of Vega were included in these consolidated financial statements. The balance of the ownership consisting of a 2% interest was acquired in 2005. A provision in the 2004 agreement allowed for the successful completion of a 10 year contract with an outside party that occurred in 2005 and forms part of the purchase price in 2005. Vega has cable TV networks in Sosnowiec, Poland.

At the time of acquisition the fair value of the assets and liabilities of Vega were:

	2004	2005	Total
Cash and cash equivalents	$ 3,273	$ -	$ 3,273
Accounts receivable	25,505	-	25,505
Property, plant and equipment	51,165	-	51,165
Intangible assets (subscriber base)	913,377	1,523,174	2,436,551
Accounts payable and accrued liabilities	(52,736)	-	(52,736)
Current portion of long term debt	(6,748)	-	(6,748)
Long term debt	(9,033)	-	(9,033)
Minority interest	(1,762)	1,762	-
Purchase price	$ 923,041	$ 1,524,936	$ 2,447,977

Consideration paid in cash	$ 923,041	$ 646,289	$ 1,569,330
Consideration paid from issuance of shares	-	878,647	878,647
Consideration	$ 923,041	$ 1,524,936	$ 2,447,977

(c)

The Company purchased additional internet and cable TV subscribers for cash for a total cost of $619,805. The equipment cost was estimated to be $315,424 with the balance of the cost considered to be intangible subscriber cost.

(d)

4.	ACCOUNTS RECEIVABLE	December 31, 2005	December 31, 2004

	Accounts receivable	$ 420,394	$ 464,012
	Allowance for doubtful accounts	(126,496)	(196,992)
	Accounts receivable - net	$ 293,898	$ 267,020

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT	Accumulated amortization
December 31, 2005	Cost	Net book value
Automobiles	$ 408,786	$ 122,563	$ 286,223
Cable television network equipment and conduit	13,076,881	4,276,677	8,800,204
Furniture and equipment	426,619	400,287	26,332
Computer software	74,933	74,374	559
Plant construction-in-progress	253,694	-	253,694
$ 14,240,913	$ 4,873,901	$ 9,367,012
December 31, 2004
Automobiles	$ 444,227	$ 188,622	$ 255,605
Cable television network equipment and conduit	13,752,676	3,808,765	9,943,911
Furniture and fixtures	412,360	377,992	34,368
Computer software	82,288	74,116	8,172
Plant construction-in-progress	1,926	-	1,926
$ 14,693,477	$ 4,449,495	$ 10,243,982
6.	INTANGIBLE ASSETS	Accumulated amortization
December 31, 2005	Cost	Impairment	Net book value
Subscriber base	$ 7,568,120	$ 2,757,621	$ 1,882,732	$ 2,927,767
December 31, 2004
Subscriber base	$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444

During 2005 the company acquired additional subscribers at a cost of $1,827,555; see Note 3(b)(c) Acquisitions.

7.	LOANS PAYABLE AND LEASING CONTRACTS	December 31, 2005	December 31, 2004
	Loan from Quest Capital Corp. in the amount of $650,000 was paid in full. Pursuant to the terms of the loan an additional 1,450,000 shares were issued in the 3rd quarter. The 3,000,000 shares held as security and an additional 1,450,000 shares issued during the third quarter were returned to treasury.	$ -	$ 650,000
	Bank loan secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum. Maturity date is September 5, 2009.	510,492	729,275
	Bank loan secured by the fixed assets of the Company repayable at a rate of $3,333 per month at an interest rate of 7.12% per annum. Maturity date is June 14, 2010.	64,203	-
	Bank credit facility secured by the accounts receivable of Vega for up to $356,000 to be drawn by June 30, 2006 at an interest rate of 9.62% per annum and amortized over a 55 month period. Maturity date is December 31, 2010.	39,222	-
	Automotive and equipment leasing contracts secured by the asset being leased and a guarantee by the Company, monthly payments at December 31, 2005 were $12,483 at an average interest rate of 11.3%. Maturity dates vary from April 1, 2006 to December 8, 2007.	256,782	186,962
	A loan bearing interest at 5%, compounded annually. The total amount due (including accrued interest) is $3,690,761 USD (equivalent to $4,303,427 CDN). The loan is secured by the shares in Stream Sp. (which includes all of the assets in Poland) but allows for $14 million USD in subordinated loans. The Company accrued $288,039 USD in interest (equivalent to $335,854) CDN) up to December 31, 2005.	4,303,427	4,236,302
	Total	$ 5,174,126	$ 5,802,539

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

7.	LOANS PAYABLE AND LEASING CONTRACTS continued
	Deduct current portion:
	Loan from Quest Capital Corp.				$ -	$ 650,000
	Bank loans				131,771	6,747
	Automotive and equipment leasing contracts				168,595	94,783
	Total current portion				300,366	751,530
	Long-term portion				$ 4,873,760	$ 5,051,009

	Principal repayments due in the next five years are:
		2006	$ 300,366
		2007	518,373
		2008	1,177,786
		2009	3,158,117
		2010	19,484
			$ 5,174,126
8.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
			Rate at the end of the year		Average rate for the year
	2005			2.8033		2.6757
	2004			2.4898		2.8049
	2003			2.9029		2.7850

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2005, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
Rate: Polish zloty to Canadian dollars		2.4898	2.8033
Accounts receivable	zl 630,975	$ 253,424	$ 225,083	$ 28,341
Inventory	16,883	6,781	6,023	758
Prepaid expenses and advances	206,145	82,796	73,537	9,259
Property, plant and equipment	25,474,478	10,231,536	9,087,318	1,144,218
Intangibles	7,261,362	2,916,444	2,590,291	326,153
Accounts payable and accrued liabilities	(3,528,460)	(1,417,166)	(1,258,681)	(158,485)
Current portion of long-term debt	(252,789)	(101,530)	(90,176)	(11,354)
Long-term debt	(2,028,457)	(814,707)	(723,596)	(91,111)
Non-controlling interest	(1,768,866)	(710,445)	(630,994)	(79,451)
Total exchange gain on translation				$ 1,168,328
Deduct: Cumulative translation account, beginning of year			(944,701)
Cumulative translation account, end of year			(158,859)
Foreign exchange effect			$ 64,768

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

8.	CUMULATIVE TRANSLATION ACCOUNT continued

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2004, and the foreign exchange effect on cash and cash equivalents:

December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation into 2004
Rate: Polish zloty to Canadian dollars	2.9029	2.4898
Accounts receivable	zl 407,082	$ 140,233	$ 163,500	$ (23,267)
Inventory	24,138	8,315	9,695	(1,380)
Prepaid expenses and advances	70,982	24,452	28,509	(4,057)
Deposits	449,999	155,017	180,737	(25,720)
Property, plant and equipment	20,954,915	7,218,614	8,416,305	(1,197,691)
Intangibles	6,444,815	2,220,130	2,588,487	(368,357)
Accounts payable and accrued liabilities	(7,875,886)	(2,713,110)	(3,163,261)	450,151
Current portion of long-term debt	(187,272)	(64,512)	(75,216)	10,704
Long-term debt	(197,388)	(67,997)	(79,279)	11,282
Non-controlling interest	(1,994,945)	(687,225)	(801,247)	114,022
Total exchange gain on translation	$ (1,034,313)
Deduct: Cumulative translation account, beginning of year	371,841
Cumulative translation account, end of year	944,701
Foreign exchange effect	$ 282,229

9.	CAPITAL STOCK
(a) Authorized: 150,000,000 common shares of no par value
(b) Issued
Number of Shares	Price	Share Capital
Balance - December 31, 2003	29,705,675	33,209,455
Shares issued for business development	500,000	$ 0.980	487,557
Shares issued for loan security (note 7)	3,000,000	-	-
Financial expenses	1,275,000	0.494	629,809
Issued for services	78,125	0.780	60,855
Issued for services	275,000	0.494	135,841
TV programming and content development	3,000,000	0.494	1,481,904
Balance - December 31, 2004	37,833,800	36,005,421
Settlement of debts	850,000	0.494	419,873
Guarantees by directors for loans payable	400,000	0.679	271,524
Services	792,258	0.669	529,655
Interest and financing costs	682,000	0.371	252,882
Directors fees	18,000	0.195	3,511
Acquisition of subsidiary	2,140,229	0.411	878,647
Private placement	2,052,600	0.664	1,363,174
Private placement	4,000,000	0.218	870,000
Private placement	1,344,014	0.217	291,398
Repayment of loans	500,000	0.484	242,225
Stock options exercised	340,000	0.739	251,366
Fair value of stock options exercised	-	-	164,060
Net returned to treasury on repayment of loan (note 7)	(3,000,000)	-	-
Value of warrants for private placements	-	-	(414,237)
Balance - December 31, 2005	47,952,901	$ 41,129,499

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

9.

CAPITAL STOCK continued

(c) Private placement

On July 27, 2005 a private placement was completed for the issuance of 2,052,600 shares, Originally the private placement was proposed at a price of $0.75 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The placement was repriced at $0.60 USD per unit with the warrants at $0.80 USD per share, as a result of a repricing clause.

On September 30, 2005 a private placement was completed for the issuance of 4,000,000 shares at a price of $0.1875 USD per share with no warrants.

On September 30, 2005 a private placement was completed for the issuance of 1,344,014 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

(d) Options

At the Annual General Meeting held on June 29, 2005,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue,  at the minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

	Shares	Weighted average exercise price $
Balance of options at December 31, 2003	4,370,000	$ 1.88
Cancelled	(4,370,000)
Granted	2,490,000	0.60	USD
Balance of options at December 31, 2004	2,490,000
Granted	1,770,000	0.60	USD
Granted	100,000	0.65	USD
Exercised	(300,000)	0.60	USD
Exercised	(40,000)	0.65	USD
Cancelled	(900,000)	0.60	USD
Cancelled	(60,000)	0.65	USD
Balance of options at December 31, 2005	3,060,000	$ 0.60	USD

Stock-based compensation expense

Pursuant to the granting of options in the current period, stock-based compensation expense has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 85.6% over an expected life of two to five years and a weighted average annual risk free rate of 3.93%.

Based on the above assumptions the average fair value for each option is $0.467 which for a total of 1,870,000 stock options granted equals a total of $873,983 in stock-based compensation expense. The fair value of stock options accumulates in the contributed surplus account. During the year there was 340,000 stock options exercised of the which the fair value was $164,060 which has been transferred from contributed surplus to share capital.

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding		Options Exercisable
Range of exercise prices (USD$)	Number outstanding at December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at December 31, 2005	Weighted average exercise price (USD$)
$ 0.60	3,060,000	3.7	$ 0.60	3,060,000	0.60

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

9.

CAPITAL STOCK continued

(e) Contributed surplus

The changes in contributed surplus were as follows:

Balance December 31, 2003

 $         96,041

Fair value of stock options granted during year

       2,071,510

Stock options exercised during year

                  -

Outstanding December 31, 2004:

       2,167,551

Fair value of stock options granted during year

          873,983

Stock options exercised during year

         (164,060)

Outstanding December 31, 2005:

 $    2,877,474

(f) Warrants		Number of common shares permitted to be purchased
The changes in warrants were as follows:			Weighted average price per share
	Number of warrants			Expiry date	Fair value of Warrants
Outstanding December 31, 2003	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
Granted	-	-	-		-
Exercised	-	-	-		-
Outstanding December 31, 2004:	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
Granted	2,052,600	1,026,300	0.98	27-Jul-07	287,851
Granted	1,344,014	672,010	0.33	30-Sep-07	126,386
Expired	(3,126,579)	(2,976,579)	1.84		-
Exercised	-	-	-		-
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 2,439,684
Outstanding December 31, 2005:
	2,052,600	1,026,300	$ 0.98	27-Jul-07	287,851
	1,344,014	672,010	0.33	30-Sep-07	126,386
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 414,237

10.

SEGMENTED INFORMATION

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information

Revenues are attributed to countries based on location of customer.

Revenues		For the year ended December 31, 2005	For the year ended December 31, 2004
	Canada	$ -	$ -
	Poland	5,826,112	4,415,461
		$ 5,826,112	$ 4,415,461
Interest expense, short term
	Canada	$ 218,822	$ 71,972
	Poland	94,096	-
		$ 312,918	$ 322,224
Interest expense, long term
	Canada	$ 204,925	$ 145,310
	Poland	13,897	176,914
		$ 218,822	$ 71,972
Amortization of property, plant and equipment
	Canada	$ 3,991	$ 4,015
	Poland	907,355	715,156
		$ 911,346	$ 719,171

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

10.	SEGMENTED INFORMATION continued
	Amortization of intangibles		For the year ended December 31, 2005	For the year ended December 31, 2004
		Canada	$ -	$ -
		Poland	1,738,793	678,933
			$ 1,738,793	$ 678,933
Total expenditures for property, plant and equipment
		Canada	$ 5,783	$ 2,295
		Poland	1,208,417	2,576,228
			$ 1,214,199	$ 2,578,523
Total expenditures for intangibles
		Canada	$ 1,523,174	$ -
		Poland	304,381	1,028,928
			$ 1,827,555	$ 1,028,928

	Property, plant, equipment and intangibles		December 31, 2005	December 31, 2004
		Canada	$ 9,606	$ 12,446
		Poland	12,285,173	13,147,980
			$ 12,294,779	$ 13,160,426

11.	INCOME TAXES
	The Company has tax losses in Canadian dollars available for offset against future taxable income in various jurisdictions for the following approximate amounts:
	Canada		$ 15,841,000
	Poland		1,215,000

The income tax losses in Poland can be carried forward and deducted from taxable income for the next five years, but not exceeding 50% of the loss in any of these years. The non-capital losses in Canada begin to expire from 2006 to 2015.  As at December 31, 2005, the Company has approximately $15,841,000 non-capital losses for tax purposes available at various dates until 2015.

	Tax losses in Canada expire as follows:
		2006	$ 1,239,500
		2007	1,748,000
		2008	345,500
		2009	3,073,000
		2010	2,208,000
		2014	3,764,000
		2015	3,463,000
			15,841,000
	Tax losses in Poland expire as follows:
		2006	$ 230,000
		2009	440,000
		2010	545,000
			$ 1,215,000

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

11.	INCOME TAXES continued
	The following is a reconciliation of income taxes:
				For the year ended December 31, 2005	For the year ended December 31, 2004
	Statutory rates in Canada			34.10%	35.62%
	Recovery (income taxes) at Canadian statutory rates			$ 1,981,673	$ 2,338,351
	Difference in tax rates in other jurisdictions			(208,220)	(525,609)
	Non-deductible expenses for tax purposes			313,587	753,431
				2,087,041	2,566,173
	Tax effect of tax losses not recognized			(2,071,885)	(2,566,173)
	Current and future tax expense (recovery)			$ 15,156	$ -
	Future income taxes
	Future income tax assets
	Tax losses			$ 5,401,781	$ 4,746,721
	Property, plant and equipment			(39,592)	(28,716)
	Intangible assets			265,208	(752,980)
	Share issuance costs			243,940	243,940
	Future income tax assets			5,871,337	4,208,965
	Valuation allowance			(5,871,337)	(4,208,965)
	Net future income tax assets			$ -	$ -
12.	FINANCIAL INSTRUMENTS
	(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, trade accounts payable and accrued liabilities, accounts payable pertaining to financing costs, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

	(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

	(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	The Company had the following financial assets and liabilities in foreign currencies:

		December 31, 2005		December 31, 2004
		Polish zlotys	$USD	Polish zlotys	$USD
	Exchange rates to the Canadian dollar	2.8033	0.8542	2.4898	0.8142
	Cash	653,163	$ 190,140	871,011	$ -
	Accounts receivable	745,326	-	630,975	-
	Accounts payable	5,058,621	45,000	3,781,290	507,313
	Due to related parties	-	-	-	3,516,187
	Long term debt	1,598,816	$ 3,690,761	2,028,457	-
13.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at December 31, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

Stream Communications Network & Media Inc.

Notes to the Consolidated Financial Statements

December 31, 2005 and 2004

(in Canadian dollars)

14.	SUPPLEMENTAL CASH FLOW INFORMATION
	The following non-cash transactions and financing activities were recorded during the year ended December 31:
	Shares issued for:	2005	2004
	TV programming and content development	$ -	$ 1,481,904
	Acquisition of subsidiary	878,647	-
	Shares for services	533,167	196,696
	Business development	-	487,557
	Accounts payable	419,873	-
	Financial expenses	193,984	452,895
		$ 2,025,671	$ 2,619,052
	The following cash transactions involving financing activities were recorded during the year ended December 31:
		2005	2004
	Cash paid for interest	$ 330,422	$ 176,914
	Cash paid for income taxes	24,175	-
		$ 354,597	$ 176,914
15.	SUBSEQUENT EVENTS

Subsequent to December 31, 2005, private placements with nine placees was completed for a total of 4,099,999 units at $0.1875 USD per unit for total proceeds of $887,715. Each unit consists of one common share and a one-half warrant, wherein one warrant will enable the holder to purchase one common share at $0.28 USD for a period of two years.

	Subsequent to December 31, 2005 debts in the amount of $74,332 were settled by the issuance of 345,000 common shares.